QUINTON GROUP, INC.	No. 70-03-12, D’ Piazza Mall, Jalan Mahsuri, 11950 Bayan Baru, Pulau Pinang, Malaysia

Form RW

November 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Quinton Group, Inc.

Request to Withdraw Registration Statement on Form 10-12G/A

SEC File No. 000-56344

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quinton Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12G/A (Registration No. 000-56344), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement in order to provide sufficient time for Commission review upon the next filing of a Registration Statement. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact Matthew McMurdo at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

Quinton Group, Inc.

/s/ Dato Ooi Chuen Chie

By: Dato Ooi Chuen Chie

Title: CEO